Exhibit 21.1

SUBSIDIARIES OF ETRIALS WORLDWIDE, INC.

1.	etrials, Inc., a Delaware corporation and a wholly-owned subsidiary of etrials Worldwide, Inc.

2.	etrials Worldwide Limited, a corporation formed under the laws of the United Kingdom and wholly owned subsidiary of etrials Worldwide, Inc.